                                                                      EXHIBIT 5
                                      LOGO

                                 July 14, 1995

Dear Shareholder:

     We are pleased to report that on July 8, 1995, WorldWay Corporation entered into an Agreement and Plan of Merger with Arkansas Best Corporation and one of its subsidiaries, ABC Acquisition Corporation, which provides for the acquisition of WorldWay Corporation common stock at a price of $11.00 per share in cash. Under the terms of the Agreement, ABC Acquisition will commence a tender offer for all outstanding shares of WorldWay common stock at $11.00 per share. Subject to successful completion of the tender offer, and satisfaction of certain conditions in the Agreement, ABC Acquisition will be merged into WorldWay and all shares not purchased in the tender offer (other than shares held by Arkansas Best Corporation, ABC Acquisition, or WorldWay, or any of their respective subsidiaries, or dissenting shareholders) will be converted into the right to receive $11.00 per share in cash in the merger.

     Your Board of Directors has unanimously approved the offer and determined that the terms of the offer and the merger are fair to and in the best interest of WorldWay shareholders. Accordingly, the Board of Directors unanimously recommends that all WorldWay shareholders accept the offer and tender their shares.

     In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Donaldson, Lufkin & Jenrette Securities Corporation, financial advisor to WorldWay, that the consideration of $11.00 per share to be received by the common shareholders pursuant to the offer and the merger is fair to such common shareholders from a financial point of view.

     Accompanying this letter is a copy of the Company's
Solicitation/Recommendation Statement on Schedule 14D-9. Also enclosed is ABC Acquisition's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully.

     If you hold shares in the Dividend Reinvestment Plan, you may tender all or a portion of them by checking the appropriate box under the caption "Tender of Dividend Reinvestment Plan Shares" in the Letter of Transmittal.

     The management and directors of WorldWay thank you for the support you have given the Company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          [SIG]

                                          Lary R. Scott,
                                          Chairman of the Board and
                                          Chief Executive Officer

   400 Two Coliseum Centre, 2400 Yorkmont Road - Charlotte, NC 28217 -
                              (704) 329-0123
                   P.O. Box 31308 - Charlotte, NC 28231-1308